Room 4561

May 2, 2008

Christopher R. Reidy
Chief Financial Officer
Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, New Jersey 07068

**Re:    Automatic Data Processing, Inc.
        Form 10-K for the fiscal year ended June 30, 2007
        Filed August 29, 2007
        File No. 001-05397**

Dear Mr. Reidy:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                                        Sincerely,


                                        Stephen Krikorian
                                        Accounting Branch Chief